UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.
(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On August 6, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a material change report that included a copy of a press release, a copy of which is attached hereto as Exhibit 99.1 and is hereby incorporated by reference into the Registration Statement on Form S-8 of Digihost Technology Inc. (File No. 333-276647).

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Material Change Report dated August 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: August 6, 2024

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